DEJOUR ENTERPRISES LTD.

Management Discussion and Analysis

June 30, 2007

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FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

For the quarter ended June 30, 2007

The following is a discussion of the operating results and financial position of Dejour Enterprises Ltd (“Company”) for the 2nd quarter ended June 30, 2007.  It should be read in conjunction with the consolidated financial statements and notes for the year ended December 31, 2006 and the 2007 Q2 interim financial statements.

Company Overview

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration and production with a significant investment in uranium discovery. The company acquires high-impact energy assets and strategically monetizes them through partnerships and co-ventures to limit exposure and enhance returns.

The Company's focuses are uranium and oil & gas.

We have set high standards for both our people and our projects. Dejour creates shareholder value by:

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Innovative, creative approach to the energy industry

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Leadership strength

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Significant public resource company expertise and market focus

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Proven multi-talented expertise in oil and gas and uranium markets

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Concise goals, achievable objectives

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Timely acquisition and development of high-impact projects

Uranium Exploration Projects

History of Uranium Exploration in Athabasca Basin

January 2005 Dejour announced it is entry into the business of exploration for uranium with the staking of its first mining claims located in the Athabasca Basin in northern Saskatchewan (the “Basin”).  The Basin is the number one uranium address in the world.  In less than 2 years the Company staked or acquired mineral rights to 68 claims and 4 permits consisting of 966,969 acres (391,320 hectares) with the Company owning 100% of the interest.  The Company had spent approximately $7.0 million in acquisition and exploration on its uranium properties.

During October 2006 the Company announced a transaction with Titan Uranium Inc. (“Titan”) whereby Titan acquired Dejour’s uranium properties and in return Dejour received 17.5 million common shares of Titan and 3.0 million Titan warrants while retaining a 1% NSR and a carried 10% working interest to completed bankable feasibility study following which Dejour could elect to convert its 10% carried interest to another 1% NSR.  As at June 30, 2007 Dejour owned roughly 33% of the outstanding common shares of Titan.

According to an Estimate Valuation Report by independent business valuator BDO Dunwoody Valuation Inc., dated March 29, 2007, the estimated value of the 17.5 million common shares of Titan and 3.0 million Titan warrants received were approximately $36.5 million.  This figure excludes the values for the 1% NSR and 10% carried interest.  A gain on disposition of $30.2M was recognized in 2006.

About the Athabasca Basin

Dejour’s previously owned uranium properties are situated along the western and eastern margins and in the center of the Basin.  The Basin became the focus for uranium exploration following the discovery in 1968 of a new, unconformity-related, high-grade uranium deposit along the eastern edge of the Basin at Rabbit Lake.  This marked the beginning of the uranium exploration boom in the Basin.  Major discoveries were made in the 1970’s (Collins Bay, Key Lake and Midwest) and the 1980’s (Cigar Lake, McArthur, Eagle Point, and Dominique-Peter).

The main exploration focus was on the definition of sub-Athabasca basement graphitic rocks, recognizable as electromagnetic conductors, because of the role they played in controlling the locations of the unconformity-type uranium deposits at or near the Athabasca basement contact.

The Basin has been explored sporadically from the late 1960’s through to the present day with most of the work being carried out in the late 1970’s and 1980’s. The main companies involved included Saskatchewan Mining Development Company, now Cameco Corp, Cogema, and Uranerz Exploration and Mining Limited. These and numerous other exploration companies flew airborne electromagnetic, magnetic and radiometric surveys, carried out prospecting, ground geophysics, till and lake water and lake sediment sampling and diamond drilling.

The majority of the work was carried out on the eastern side of the Basin.  The exploration work carried out to date on and in the vicinity of the Dejour-Titan properties has not been exhaustive.  New and improved exploration technologies successful in defining anomalies elsewhere in the Basin are now being utilized on the properties.

Property Geology

The uranium properties are underlain by metamorphosed Aphebian sedimentary rocks, which contain graphitic horizons, and felsic intrusive rocks.  These in turn are overlain by the flat lying late Proterozoic Athabasca Sandstone Formation which consists primarily of coarse sandstone with pebbly and conglomeratic layers.  The thickness of the sandstone varies considerably from property to property.

On the Virgin River Trend South property the sandstone has been completely eroded.  On the Virgin River North property the sandstone is 800m to 1500m thick and on the remaining thirteen properties the sandstone is 50 to 800m thick. On several properties the sandstone is cut by thin diabase dykes.  Pre-Athabasca and post-Athabasca faulting is common on all the properties.

On the Maybelle and Gartner properties on the very west side of the Basin the sandstone also has a thin cover of Cretaceous clastic sediments.

All of the properties have been glaciated and have a thin veneer of glacial sediments covering the sandstone and basement rocks.

On all of the properties the information available from government and exploration sources indicates that the properties have geological features comparable to those found in the vicinity of uranium mineralization elsewhere in the Basin.

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Current Uranium Holdings

As at June 30, 2007, the Company held a 10% carried interest and 1% NSR in the following uranium properties:

Hectares

Acres

Virgin Trend North

132,613

327,693

Virgin Trent South

31,594

78,070

R-Seven

54,531

134,739

Sand Hill Lake

74,312

183,678

Fleming Island

34,325

84,819

Gartner Lake

24,157

59,693

Maybelle River

16,473

40,706

Meanwell Lake

14,989

37,038

Thorburn Lake

2,802

6,924

Hoppy North

1,924

4,754

Hoppy South

1,271

3,141

Umpherville Lake

1,095

 2,706

Carlson Creek (Sheila)

759

1,875

Umpherville West

321

793

Bozo Project

154

380

Total

391,320

966,969

The carrying values of the Company’s 10% carried interests were:

	Balance Dec 31, 2006	Exploration & Development	Balance Jun 30, 2007

Bozo	$ 1,268	$ -	$ 1,268
Fleming Island	36,882	-	36,882
Gartner Lake	23,150	-	23,150
Hoppy North	5,596	-	5,596
Hoppy South	3,878	-	3,878
Maybelle River	19,711	-	19,711
Meanwell Lake	69,314	-	69,314
R-Seven	208,201	-	208,201
Sand Hill Lake	160,512	-	160,512
Carlson Creek (Sheila)	2,893	-	2,893
Thornburn Lake	6,013	-	6,013
Umpherville Lake	3,108	-	3,108
Umpherville West	1,451	-	1,451
Virgin Trend North	145,227	-	145,227
Virgin Trend South	9,787	-	9,787

Total Uranium Properties	$ 696,991	-	$ 696,991

Oil & Gas Exploration

Dejour has acquired interests in potentially significant oil and gas prospects in North America based on the following criteria:

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Multi-zone potential for both gas and oil

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Revenue-cash flow

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High quality reservoirs

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Proximity to infrastructure and production facilities

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Year round drilling, operating and production

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An attractive available land position

Canadian Activities

Commencing April 1, 2006 the Company has entered a joint venture arrangement with Charles W.E. Dove, who has been an advisory board member of the Company since November 2004, and a principal with Dove & Kay Exploration Ltd. of Calgary.

Mr. Dove, a geophysicist, with over 27 years oil & gas experience, left his geophysical consulting business to join with Dejour to identify, generate and pursue certain oil & gas opportunities in the Western Sedimentary Basin.  The Joint Venture is incorporated as Dejour Energy (Alberta) Ltd. (“DEAL”) and was originally owned and funded 90% by Dejour, with Mr. Dove’s company, Wild Horse Energy Ltd. owning and funding the remaining 10%.

Numerous oil and gas prospects are presently being developed or negotiated.  DEAL has elected to manage risk by taking varying working interest positions based upon reserve potential and perceived exploration risk.  These interests range from 10% to 100%.  Most business terms are structured in such a way that a drilling or re-entry commitment is tied to additional drilling options or other lands on the various prospects.

In October 2006 DEAL successfully concluded a Participation Agreement allowing it to participate in the drilling of a high potential natural gas well in an area known as the Noel Area, in N.E. British Columbia, Canada.  DEAL paid 15% of the costs to earn a 9.375% working interest in 2,220 acres with an option to drill additional wells earning 2,220 acres to a maximum of 10,725 acres.  Drilling commenced in the 1st quarter of 2007 and drilling costs for the first test well was approximately $700,000.  The well was dry. Dejour had earned the working interest of 2220 acres, but Dejour decided not to exercise options to earn more land.  Dejour recorded an impairment provision of $669,543 in 2007 Q2.

Land acquisition through purchase or earning has resulted in DEAL owning an average 30% interest in approximately 26,280 acres of land with further options or a right of first refusal on approximately 8,320 acres in the Peace River Arch area of Alberta and British Columbia.

During the 1st quarter of 2007, DEAL concluded business agreements on four additional prospects resulting with the drilling of four wells.

Results and activity on these four prospects are summarized below.

In the Drake area of northeast British Columbia, DEAL has successfully drilled two wells on the 100% before payout, 60% after payout farm-in resulting in two gas wells. Production tests indicate these two wells should produce at a combined rate of 1,500 to 2,000 mcf/day.  The wells will be tied in and produced as soon as ground conditions permit.  These wells have earned 60% interest in additional lands on which two more low risk wells are planned for the next winter drilling season.  Dejour will be paying 60% for 60% working interest on any future wells on this land block. There exists potential on this land in deeper formations as shown by a recent well drilled south-east of our earned land currently producing at 5 mmcf/day. DEAL will purchase and/or acquire seismic to evaluate deeper potential in Q3 to determine deeper potential and finalize locations for future drilling.  Further to this DEAL purchased 100% working interest in 2,100 acres of land at a crown sale. This land will also be seismically evaluated for future drilling.

At Wembley, Alberta, an existing well bore was re-entered and a re-completion attempted in the Notikewin formation.  Dejour has a 50% working interest in a 100% before payout, 60% after payout farm-in. This resulted in non-economic gas; however it allowed Dejour to continue four section of land past lease expiry to evaluate two other prospective zones

At Chinchaga Alberta, the company participated for a 10% working interest in a Slave Point test well. This was on a farm-in whereby Dejour reimbursed the land holder for 10% of land costs subject to a royalty of 12.5% on 7,680 acres and 7.5% on 5,120 acres of the 12,800 acres included in the farm-out. A well was drilled on a seismically defined anomaly similar to the Ladyfern 30 miles to the west. Although this well was not economic, the results were being evaluated which may lead to further drilling in the area.  Dejour elected to increase its interest to 45% in 2,560 acres prior to completion of drilling of the test well. In addition the company has a ROFR on 5760 acres.

In the Saddle Hills area, DEAL participated in drilling a well on a six section block of land at 30% working interest to earn 30% subject to 1 10% non-convertible royalty.  The well open hole tested over 1mmcf/day from a shallow secondary zone. Work to test and complete the deeper zones targeted commenced in July and should be complete by October 2007.  Further drilling is planned on this block in 2007 Q4.

Land evaluation, posting for sale and acquisition is ongoing in other areas, after which additional results will be released.  To facilitate the growing operation in Alberta and British Columbia and in that DEAL has increased its retained working interests in prospects and obtained the required permits to drill and operate oil and gas properties.  As operator in the Drake area, the second well drilled was taken from initial license application to being drilled and cased in approximately 3 weeks.

Effective June 1, 2007, Dejour Enterprises Ltd purchased Wild Horse Energy Ltd., which hold 10% of DEAL, from Charles Dove, the President and COO of DEAL.  This purchase resulted in DEAL becoming a wholly owned subsidiary of Dejour.  The purchase price was based on land and reserve values established by McDaniel and Associates Consultants Ltd., an independent evaluation firm in Calgary, Alberta.  Mr. Dove continues as President and COO of the subsidiary company.

Dejour has added additional contract personnel to assist with land and engineering requirements. The company has posted land for sales in Q4 to further add to the land and prospect inventory.

US Activities

Colorado - Utah Oil & Gas Projects

In July 2006, the Company successfully concluded the purchase of its interests in 267 oil and gas leases covering 254,068 net acres (397 sections of land) in the Piceance and Uinta Basins of Western Colorado and Eastern Utah for a total cost of CAD$25,152,510 in cash, stock, note and debentures.  In June 2007 the note was fully paid.

Subsequently, the company acquired an interest in an additional 19,791 net acres (31 sections) such that the current total of leases is 284.  These additional 17 leases are contained within an Area of Mutual Interest as defined in the purchase agreement.

The projects consist of two types.  The Company holds a 25% working interest in the “Natural Gas Resource” projects which are a well defined stratigraphic gas resource, covering 205,762.75 net acres containing low geologic risk natural gas assets plus the opportunity for deeper Jurassic reserves.  The Company holds a 12.5% interest in the second project, a massive deep “Subthrust Oil” project covering 68,097 net acres in the northern Piceance/Uinta Basins with a high reward potential and commensurate risk.  According to the Operator, the Subthrust project has prospective resource estimates of 2 billion barrels of oil, and is directly analogous to the Rangeley field located immediately adjacent; having produced over 1 billion barrels to date.

Leasehold acreage NRI is 80%.  Dejour will pay an unpromoted proportionate share of all exploration expenses including seismic, drilling, completion or abandonment and equipping.

Subsequently on July 2, 2007 the Company received 2 AFE’s (Authorities For Expenditure) from the Operator proposing the drilling of 2 wells on its N. Barcus Creek Prospect located in Rio Blanco County, Colorado.  The Company elected to participate in the drilling of the 2 proposed wells, known as the #1-12 and #2-12 wells, located in Section 12, T1N, R99W.

Drill operations on the #1-12 well commenced on July 22, 2007.  A shallow rig drilled sufficient depth to set surface casing and on August 8, 2007 a deep capable rig arrived to commence operations to complete the drilling process with a contemplated TD of 11,150’.  This #1-12 well is a direct offset to a well drilled in 1979 to 15,700’ known as the Federal #22-12 well.  The Company engaged Gustavson Associates, Boulder Colorado (Geologists – Engineers- Appraisers) to conduct a petrophysical analysis of the Federal #22-12 well in comparison with the pending #1-12 and #2-12 wells.  In its report, Gustavson discloses that it is their interpretation from log analysis and tests run on the #22-12 well, that there exist reservoir properties inclusive of over 260’ of possible pay, that are similar to other wells in the Rio Blanco County area which produce gas from the Williams Fork/Mesaverde formations.

On August 7, 2007 the shallow rig utilized on the #1-12 well was relocated to the #2-12 location and commenced drill operations.  At such time as the deep capable rig currently drilling the #1-12 location is available, it will transfer to the #2-12 location and deepen that well to a contemplated TD of 11,425’.

The drill operations for the #1-12 and #2-12 wells are expected to be concluded within a combined 100 days.

Tinsley Prospect

By agreement dated September 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Tinsley Deep Prospect located in Yazoo County, Mississippi (the “Tinsley Prospect”).  The Tinsley Prospect was originally comprised of 5,100 gross acres and 4,613 net acres.  During December 2005 the operator commenced drilling operations on a test well known as the Merit Partners #1, eventually drilled to a total depth of 11,237 feet.

The Company paid acquisition costs representing the Company’s 43% prospect interest which included payment for leasehold interests, brokerage, seismic processing and prospect development.  In the initial well the Company paid 46.6% of the drilling and/or abandonment costs, and 34.9% of completion costs to earn a 34.9% WI BPO (working interest before payout) [28.2% NRI BPO (net revenue interest before payout)] and 29.4% WI APO (working interest after payout) [25.6% NRI APO (net revenue interest after payout)].  The agreement also contains an Area of Mutual Interest consisting of approximately 45 sq. miles defined by the area covered by certain seismic data.

In March 2006, the Company was advised by the operator of the Tinsley Prospect that the well was not economic.  As a result, the Company recorded an impairment provision of $2,375,926 in 2006.

In the 1st quarter of 2007 the Company reached an agreement with the Operator such that the Company transferred its interest in the Merit Partners #1 wellbore along with certain shallow rights in roughly 616 net acres of oil & gas leases and in return the Company received 100% ownership of 1,736 net acres of oil & gas leases containing the rights below the base of the Hosston formation.  The Company will not be required to pay its share of plugging and abandonment costs for the Merit Partners #1 wellbore.

In 2007, the Company concluded an agreement with a private Mississippi based company with the Company contributing its land and technical information from the Tinsley Prospect to a joint venture.  The Mississippi based corporation will acquire additional land, identify partners and an operator and together with the Company additional wells may be drilled over the next 12 months.

Lavaca Prospect

By agreement dated October 1, 2005 the Company acquired the rights to participate in oil and gas exploration joint venture known as the Lavaca Prospect located in Mitchell County, Texas (the “Lavaca Prospect”).  The Lavaca Prospect was originally comprised of 6,181 gross acres and 3,998 net acres.  During November 2005 the operator commenced drilling operations on a test well drilled to 8,200 feet.

The Company paid acquisition costs representing the Company’s 10% interest which include payment for leasehold interests, brokerage and prospect development.  In the initial well the Company paid 13.3% of the drilling costs and 10% of completion costs estimated at to earn a 10% WI (working interest) [7.5% NRI (net revenue interest)].  The agreement also contains an Area of Mutual Interest consisting of all land within one mile from the outside borders of the leasehold lands.

In September 2006, the Company was advised by the operator of the Lavaca Prospect that the Purvis #1 well is not economic and commenced operations to plug and abandon the well.  As a result, the Company recorded an impairment provision of $220,148 in 2006.

Wilcox (Texas) Acquisition

By Letter of Intent dated August 2007 the Company has conditionally agreed to purchase proved producing and undeveloped reserves contained in a 2,100 acre unit located in Liberty County Texas.  The Company agreed to pay purchase price of US $3.5 million cash subject to minor gas balancing adjustments.  The purchase includes 4 wells; 2 currently producing gas wells with associated condensate and 1 new well currently being placed on line with similar pressures and a standing cased well.  All are drilled to approximately 12,000’.  Working interests range from 11.4% to 15.9%.  The Company retained LaRoche Petroleum Consultants Ltd. of Dallas to provide an independent engineering report assigning NI 51-101 compliant gross proven reserves associated with this purchase of 9.3 billion cubic feet of natural gas and 130,000 barrels of condensate based on the NYMEX strip pricing index.  At such time as the 3rd well is placed on stream production revenue is expected to be accelerated.

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The continuity of expenditures on the Company’s oil & gas properties is as follows:

	December 31, 2006	Additions	Write-down	June 30, 2007

Cecil	$ -	$ 137,342	$ -	$ 137,342
Chinchaga	-	413,700	-	413,700
Drake	-	1,298,974	-	1,298,974
Golden Prairie Prospect	1	-	-	1
Guatemala	-	7,250	-	7,250
Noel	-	669,543	(669,543)	-
Colorado/Utah Projects	25,182,532	200,231	-	25,382,763
Tinsley Prospect	1	37,022	-	37,023
Turtle Bayou, Louisiana	1	-	-	1
Wembley	-	613,661	-	613,661
Others	-	100,970	-	100,970
	$25,182,535	$ 3,478,693	$ (669,543)	$ 27,991,685

Share Capital

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Shares	Value
Common shares issued:
Balance at December 31, 2005	39,016,789	$18,190,174
Common shares issued during 2006:
- for acquisition of Retamco Project (Note 4)	5,500,000	12,088,991
- for cash by private placements	8,071,333	11,329,002
- for cash on exercise of agent’s options	499,909	349,937
- for cash on exercise of warrants	7,051,285	7,076,746
- for cash on exercise of stock options	760,407	433,321
- contributed surplus reallocated on exercise of stock options	-	257,520
- renounced flow-through share expenditures	-	(1,054,308)

Balance at December 31, 2006	60,899,723	$ 48,671,383
- for conversion of convertible debenture	162,421	251,966
- for cash on by private placements	3,773,980	9,477,268
- for cash on agent’s options	132,937	10,625
- for cash on exercise of warrants	3,310,053	2,846,763
- for cash on exercise of stock options	252,817	215,168
- contributed surplus reallocated on exercise of stock options	-	152,067
- renounced flow-through share expenditures	-	(2,712,540)

Balance at June 30, 2007	68,531,931	$ 58,912,700

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Stock Options and Warrants

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2005	3,311,192	$ 0.527	2.71 years
Options granted	2,010,000	1.847
Options exercised	(760,407)	0.570
Options cancelled and expired	-	-

Balance, December 31, 2006	4,560,785	$ 1.140	1.93 years
Options granted	1,950,000	2.473
Options exercised	(252,817)	0.836
Options cancelled and expired	-	-

Balance, June 30, 2007	6,257,968	$ 1.568	2.19 years

Details of changes in the Company's contributed surplus balance are as follows:

Balance, December 31, 2005	$ 279,085
Stock compensation on vesting of options	1,295,127
Value of conversion feature on convertible debentures	331,706
Allocated to share capital on exercise of options	(257,520)

Balance, December 31, 2006	$ 1,648,398
Stock compensation on vesting of options	1,173,335
Value of conversion feature on convertible debentures	(28,587)
Allocated to share capital on exercise of options	(152,067)

Balance, June 30, 2007	$ 2,641,079

Details of warrants outstanding as at June 30, 2007 are as follows:

Number	Price	Remaining Contractual Life

157,402	$1.60 (US$1.50)	1.04 years
1,091,701	$1.65	0.50 years
2,104,129	$3.35	1.90 years

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Related Party Transactions

During the six month period ended June 30, 2007, the Company entered into the following transactions with related parties:

a)

The Company incurred $156,000 in consulting fees to a private company controlled by the CEO.

b)

The Company incurred $126,000 in consulting fees to a private company controlled by the president of the Company.

c)

The Company incurred $53,121 in consulting fees to a private company controlled by the vice-president of the Company.

d)

The Company incurred $73,175 in consulting fees to a private company controlled by CFO.

e)

The Company’s subsidiary (“DEAL”) incurred $62,500 in consulting fees to a company controlled by a director of DEAL.

f)

The Company paid $354,880 to a director to purchase his private company that owned 10% of DEAL.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

Results of Operations – Quarter ended June 30, 2007

The Company’s net loss for 2007 Q2 increased to $2,033,690, or $0.03 per share, compared to $907,022, or $0.02 per share for 2006 Q2.  Included in the net loss for 2007 Q2 was an equity loss from Titan of $670,854, in which $409,659 relates to non-cash stock-based compensation expense.  Equity loss from Titan relates to the Company’s proportionate share of Titan’s losses in the current quarter.

Net loss increased in current quarter because in 2007 Q2, the Company recorded an impairment loss of $670,388 on its Tinsley and Lavaca oil & gas project.

Interest revenue increased to $323,353 in 2007 Q2, from $200,579 in 2006 Q2, due to a higher cash balance derived from equity financings completed in 2007.

Investor relations expenses in 2007 Q2 were $224,316, as compared to $213,230 in 2006 Q2.

Regulatory filing fees in 2007 Q2 were $90,187, as compared to $27,865 in 2006 Q2.  The increase was mainly due to fees to list the Company’s shares on the American Stock Exchange (“AMEX”).

The granting and vesting of stock options during 2007 Q2 resulted in non-cash stock-based compensation expenses of $770,455, compared to $369,721 in 2006 Q2.  The increase was due to the vesting of stock options previously granted.  The Company determined the fair value of stock options using the Black-Scholes option pricing model.

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Summary of Quarterly Results

(Unaudited - Prepared by Management)

Quarter ended year	June 30, 2007 $	Mar 31, 2007 $	Dec 31, 2006 $	Sep 30, 2006 $	Jun 30, 2006 $	Mar 31, 2006 $	Dec 31, 2005 $	Sep 30, 2005 $
Revenues	323,353	166,517	184,061	192,043	200,579	96,876	37,562	22,784
Net Income (Loss)	(2,033,690)	(1,824,205)	28,926,640	(953,748)	(907,022)	(3,178,144)	(503,460)	(509,430)
Gain (Loss) per share	(0.03)	(0.03)	0.57	(0.02)	(0.02)	(0.08)	(0.01)	(0.02)
Fully diluted loss per share	(0.03)	(0.03)	0.54	(0.02)	(0.02)	(0.08)	(0.01)	(0.02)

Liquidity

Working capital decreased to $19,059,824 on June 30, 2007, as compared to $9,701,223 on March 31, 2007 and $11,769,159 on December 31, 2006.  Cash balances on June 30, 2007 were $21,191,980, compared to $13,505,126 and $17,660,163 on March 31, 2007 and December 31, 2006 respectively.  The increase in working capital was due to the closing of private placement in May 2007, as well as the cash received from the exercise of warrants and options.

On July 14, 2006, a promissory note with face value $5,643,000 (US$5,000,000) and convertible debenture with a face value of $1,577,609 (US$1,397,846) were issued to Retamco for the acquisition of the Colorado/Utah oil & gas projects.  Please refer to Note 5 of the financial statements for details.

The US$5,000,000 promissory note is secured, bore no interest to January 1, 2007 and thereafter it bears interest at 4.4% per annum. This promissory note matures as follows:

January 2, 2007	US$ 2,000,000	(paid)
March 31, 2007	1,500,000	(paid)
June 30, 2007	1,500,000	(paid subsequently)
	US$ 5,000,000

The Company estimated that the fair value of the promissory note at the date of issue was $4,877,058 and has capitalized the accreted interest to December 31, 2006 as resource property costs.  The fair value of the promissory note approximates its carrying value at December 31, 2006 and March 31, 2007.

The convertible debentures mature on July 15, 2008, is unsecured, bear an 8% coupon, payable quarterly and are convertible at $1.56 (US$1.35) per unit.  Each unit consists of one common share and one warrant, exercisable at $1.73 (US$1.50) per share, expiring on July 15, 2008.

In March 2006, the Company issued 5,300,000 flow-through common shares (“FTS”) at $1.50 per shares and raised $7,950,000 through a brokered private placement.  Under the FTS agreement, the Company is obligated to spend $7,950,000 in Canadian Exploration Expenditures (“CEEs”) by December 31, 2007.  The Company has until December 31, 2007 to fulfill the remaining CEE obligations of approximately $2.5 million.

Disclosure of Internal Controls

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting for the Company.  Internal controls over financial reporting have been established to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated and concluded that disclosure controls and procedures are effective to provide reasonable assurance that all material or potentially material information about the activities of the Company is made known to them by others within the Company. However, management does not expect that the Company’s disclosure controls and procedures will prevent all errors or fraud. Management believes that any system of internal controls over financial reporting, no matter how well designed or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Forward Looking Statements

Statements contained in this document which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements.  Factors that could cause such differences include, but not limited to, are volatility and sensitivity to market price for uranium, environmental and safety issues including increased regulatory burdens, possible change in political support for nuclear energy, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for uranium that could negatively affect prices.  Although the Company believes that the assumptions inherent in forward looking statements are reasonable we recommend that one should not rely heavily on these statements.  The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

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